UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31278 / October 7, 2014

_____

In the Matter of   :
                                                                                              :
SSgA MASTER TRUST   :
SSgA FUNDS MANAGEMENT, INC.   :
                                                                                              :
One Lincoln Street   :
Boston, Massachusetts 02111   :
                                                                                              :
(812-14291)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

SSgA Master Trust and SSgA Funds Management, Inc. filed an application on March 14, 2014
and amendments to the application on June 13, 2014 and August 18, 2014, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from
rule 12d1-2(a) under the Act. The order would permit open-end management investment
companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On September 11, 2014, a notice of the filing of the application was issued (Investment
Company Act Release No. 31249). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by SSgA Master Trust and SSgA Funds Management, Inc. (File No. 812-14291) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary